

June 25, 2013

Via E-mail
Mr. Christopher Foulds
Chief Financial Officer and Treasurer
ETFS Platinum Trust
c/o ETF Securities USA LLC
48 Wall Street, 11th Floor
New York, NY 10005

  Re: **ETFS Platinum Trust**
    Form 10-K for fiscal year ended December 31, 2012
    Filed February 28, 2013
    File No. 1-34590

Dear Mr. Foulds:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 9A. Controls and Procedures, page 29

1. In light of your failure to provide the consent of your registered independent public accounting firm within the original filing of your Form 10-K for the fiscal year ended December 31, 2012, please tell us the basis for your conclusion that your disclosure controls and procedures were effective as of December 31, 2012.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief